# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hong Kong Pharma Digital Technology Holdings Ltd, CIK 0002007702
CUSIP: G6365B104
Title of class of securities: Ordinary Shares, $0.001 par value
Address of issuer's principal executive offices: Room B1, 5/F., Well Town Industrial Buil, 13 Ko Fai Road, Yau Tong,, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002071399

## Reporting persons
- Atlantic Health Century International Group: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 617,850; shared voting power 0; sole dispositive power 617,850; shared dispositive power 0; aggregate amount beneficially owned 617,850 (5.62% of the class)
  Comment: * This percentage is calculated based on 11,000,000 Ordinary Shares of Hong Kong Pharma Digital Technology Holdings Limited (the "Issuer") issued and outstanding as of March 31, 2025.

## Item 1. Issuer
Name of issuer: Hong Kong Pharma Digital Technology Holdings Ltd
Address of issuer's principal executive offices: Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: Atlantic Health Century International Group (the "Reporting Person")
Address of principal business office or, if none, residence: Newhaven Trustees (BVI) Limited, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page to this Schedule 13G for the aggregate number of Ordinary Shares that are beneficially owned by the Reporting Person as of March 31, 2025.
Percent of class: See Item 11 of the cover page to this Schedule 13G for the percentage of Ordinary Shares that are beneficially owned by the Reporting Person as of March 31, 2025.
Sole power to vote or to direct the vote: 617,850
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 617,850
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Atlantic Health Century International Group: /s/ Tianruyi Jin, Tianruyi Jin, Sole Director (06/05/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or such person's authorized representative. If the statement is signed on behalf of a person by such person's authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath such person's signature.

Attention-Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).